                       SUPPLEMENT DATED APRIL 16, 1998 TO
                           OFFER TO PURCHASE FOR CASH
          ANY AND ALL OUTSTANDING MEMBERSHIP INTERESTS, NO PAR VALUE,
                  (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                        ADDITIONAL MEMBERSHIP INTERESTS)

                                       OF

                                TRIAD PARK, LLC
                             AT $1.84 NET PER SHARE
                                       BY

                              TPL ACQUISITION, LLC

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 29, 1998, UNLESS THE OFFER IS EXTENDED.

To the Holders of Shares of
Triad Park, LLC:

    This Supplement amends and supplements the Offer to Purchase dated April 1, 1998 (the "Offer to Purchase"), as amended on April 6, 1998, of TPL Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), solely managed by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), and, upon consummation of the Offer, intended to be co-managed with Pell Development Company, a California sole proprietorship ("Pell" and, together with RCBA, the "Managers"), with respect to the tender offer made by the Purchaser, RCBA, Pell Development Company and Richard C. Blum to purchase all outstanding membership interests, no par value (the "Membership Interests") of Triad Park, LLC, a Delaware limited liability company (the "Company"), including the associated rights to purchase Membership Interests issued pursuant to the Rights Plan (as such term is defined herein) (the "Rights" and together with Membership Interests, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Supplement, the Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

    1. The Purchaser has determined to increase the Offer Price from $1.80 per Share to $1.84 per Share. All references to the Offer Price of "$1.80" per Share in the Offer to Purchase are hereby replaced by "$1.84" per Share.

    2. The first paragraph of Section 9 on page 26 of the Offer is hereby amended and restated in its entirety as follows:

        The total amount of funds required to purchase all of the Shares pursuant to the Offer is estimated to be $32,560,576. Purchaser has received from various investors and maintains in a separate account solely for the purchase of the Shares $32,560,576. Purchaser commits that, following consummation of the Offer and payment for the Shares tendered, it will maintain in a separate account whatever amounts remain pending completion of the second step merger.

    3. The following new paragraph is hereby added after the fourth full paragraph on page 9 of the Offer:

        The Purchaser understands that discussions between TKG and the Company continued following the announcement of the Offer. On or about April 10, 1998, the Company informed the Purchaser that it might have to consider a merger offer from TKG unless the Purchaser increased its Offer Price and waived the no material adverse change condition to the extent of litigation commenced by TKG. Thereafter, the Purchaser decided to raise the Offer Price to $1.84 per Share and to waive the no material adverse change condition to the extent set forth in paragraph 7 of the Supplement.

    4. The third paragraph of Section 8 on page 26 of the Offer is hereby amended and restated in its entirety as follows:

        Pell is a California sole proprietorship co-owned by Joseph Pell and Eda Pell. Pell has been in the real estate development business for more than 35 years and owns and manages more than 1 million square feet of commercial property, primarily located in the San Francisco bay area. Included in those holdings are 90 acres of industrial/retail land in Livermore, a few miles from the Triad Park property, where Pell has developed and built more than 250,000
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    square feet of industrial space, and a large retail center. Among other projects, Pell developed and built three downtown San Francisco high rise office buildings and a 215,000 square feet mid-rise office building in San Francisco's South of Market Financial District. In Marin County, California, Pell also built and owns 5 office buildings, and over 450 residential units. Pell's principal executive office is located at 100 Smith Ranch Road, Suite 325, San Rafael, California 94903.

        Pell, Joseph Pell and Eda Pell were investors in the Purchaser in connection with the offer made on March 11, 1998 and subsequently amended (see Discussions with Third Parties), and have not had any other contacts with the Company prior to this Offer. Pell, Joseph Pell and Eda Pell have no direct or indirect interest in any Shares of the Company and disclaim any beneficial interest in the Shares owned by Richard C. Blum or by entities controlled by RCBA.

        For purposes of this Offer, RCBA, Pell and Richard C. Blum may be deemed to be co-bidders with the Purchaser.

    5. The second sentence in the first full paragraph on page 2 of the Offer and the second sentence of the second paragraph under the section entitled "Available Information" on page 25 of the Offer are hereby deleted in their entirety.

    6. The second sentence of the first paragraph in Section 3 on page 20 of the Offer is hereby amended and restated in its entirety as follows:

        Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after May 30, 1998.

    7. The phrase "sole discretion" in the second sentence of Section 4 on page 20 of the Offer is hereby amended and restated as "reasonable discretion."

    8. The phrase "or (v) at any time on or after commencement of the Offer and before the acceptance of such Shares for payment or the payment therefor, " in
Section 11 on page 27 of the Offer is hereby amended and restated as follows:

        or (v) at any time on or after commencement of the Offer and before the Expiration Date,

    9. The following proviso is hereby added at the end of Section 11(c) on page 28 of the Offer after the word "Purchaser":

        PROVIDED, HOWEVER, that, solely for this Section 11(c), the initiation of any lawsuit, arbitration, mediation or other proceeding by TKG Acquisition, LLC, TKG, John Kontrabecki, Lehman Brothers or any of their affiliates against the Company, RCBA, or their officers, board members, managers, shareholders or affiliates, regardless of the legal or equitable theory and regardless of the amount of damages or other relief sought, shall not constitute a "change" permitting the Purchaser to terminate or amend the Offer pursuant to this Section 11(c)."

    Questions and requests for assistance should be directed to the Information Agent at its respective address or telephone numbers set forth below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                         Georgeson & Company Inc. Logo
                               Wall Street Plaza
                            New York, New York 10005

                                 (800) 223-2064
                                  (TOLL FREE)

                                 (212) 440-9800
                                 (CALL COLLECT)